

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 27, 2013

<u>Via E-Mail</u>
Mr. Anthony J. Galici
Chief Financial Officer
Griffin Land & Nurseries, Inc.
One Rockefeller Plaza
New York, NY 10020

       Re: Griffin Land & Nurseries, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2012
           Filed February 14, 2013
           File No. 001-12879

Dear Mr. Galici:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Fiscal Year Ended December 31, 2012 filed February 14, 2013</u>

<u>Item 1. Business, page 3</u>

1. We note your business involves commercial property development. In future periodic reports, for any material development in process, in addition to disclosing the size and type of development, please also disclose the anticipated completion date, the costs incurred to date and the budgeted costs. In addition, for any material developments completed during the reporting period, please disclose the total costs, clearly indicating whether leasing costs are included.

Commercial and Industrial Developments, page 6

2. We note your disclosure regarding your lease expirations in the various locales. In future periodic reports, please revise your disclosure regarding lease expirations to include the number of tenants whose leases will expire, the annual rental revenue represented by such leases and the percentage of gross annual rental revenue represented by such leases.

Fiscal 2012 Compared to Fiscal 2011, page 26

3. In future periodic reports, please discuss the relative impact of rental rate and occupancy changes when addressing the increase or decrease of rental revenue for Griffin Land.

Financial Statements

Note 11. Income Taxes, page 62

4. Given your history of pretax operating losses from continuing operations, please provide us with a detailed analysis of the positive and negative evidence you considered, and the weight you placed on each factor, in determining that no additional valuation allowance was warranted. Refer to ASC 740-10-30-16 through 25.

Audit Committee, page 87

5. We note your disclosure that none of the members of your audit committee are considered a financial expert as defined by Item 407(d)(5) of Regulation S-K. In future periodic reports, please provide disclosure as required by Item 407(d)(5)(i)(C) of Regulation S-K as to why you do not have an audit committee financial expert.

Item 15. Exhibits and Financial Statement Schedules, page 106

6. We note your exhibit list references your "Form of" certificate of incorporation and bylaws as exhibits 3.1 and 3.2. In future periodic reports, please ensure that you have filed and that you reference in your exhibit list your effective certificate of incorporation and bylaws. Please refer to Item 601(b)(3)(i) and (ii) of Regulation S-K.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jorge L. Bonilla, Staff Accountant, at (202) 551-3414 or me at (202) 551-3429 if you have questions regarding comments on the financial statements and related matters. Please contact Beth Frohlichstein, Attorney-Advisor, at (202) 551-3789 or Michael McTiernan, Assistant Director, at (202) 551-3852 with any other questions.

Sincerely,

/s/ Kristi Marrone

Kristi Marrone
Staff Accountant